AM 2-14-200

05035566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Herman, Alexis & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West 5th Street, 28th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark H.Rhynes (323) 971-6063
(Area Code — Telephone No.)

RECEIVED FEB 08 2005 PROCESSING SECTION WASH., D.C. 179

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark H. Rhynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herman, Alexis & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 13th day of JANUARY, 2005

[Signature]
Signature

CEO
Title

[Signature]
Notary Public

HERMAN E. RHYNES
COMM. # 1515186
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. SEPT. 24, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Herman, Alexis & Co., Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Herman, Alexis & Co., Inc.

I have audited the accompanying statement of financial condition of Herman, Alexis & Co., Inc. as of December 31, 2004 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herman, Alexis & Co., Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 17, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Herman, Alexis & Co., Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 12,875
Securities, not readily marketable	1,650
Total assets	$ 14,525

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 800
Income taxes payable	4,747
Total liabilities	5,547
Stockholders' equity	
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	130,696
Accumulated deficit	(121,818)
Total stockholders' equity	8,978
Total liabilities & stockholders' equity	$ 14,525

The accompanying notes are an integral part of these financial statements.

Herman, Alexis & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2004

Revenue	
Consulting fees	$ 300
Commissions	543
Interest and dividends	8
Realized gains (losses)	(70,825)
Total revenue	(69,974)
Expenses	
Management fees	197
Occupancy	300
Other operating expenses	1,885
Total expenses	2,382
Net income (loss) before income taxes	(72,356)
Total income tax provision	800
Net income (loss)	$ (73,156)

The accompanying notes are an integral part of these financial statements.

Herman, Alexis & Co., Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gains (Losses) on Marketable Securities Available For Sale	Total
Balance, January 1, 2004	$ 100	$ 129,846	$ (48,662)	$ (70,000)	$ 11,284
Reclassify to income statement	–	–	–	70,000	70,000
Proceeds from additional paid-in capital	–	850	–	–	850
Net income (loss)	–	–	(73,156)	–	(73,156)
Balance, December 31, 2004	$ 100	$ 130,696	$ (121,818)	$ -0-	$ 8,978

The accompanying notes are an integral part of these financial statements.

Herman, Alexis & Co., Inc.
Statement of Changes in Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (73,156)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Gains) losses on sale of securities, not readily marketable	$ 70,825	
(Increase) decrease in:		
Commissions receivable	500	
Deposits	450	
(Decrease) increase in:		
Accounts payable & accrued expenses	800	
Income taxes payable	(50)	
Total adjustments		72,525
Net cash and cash equivalents proved by (used in) operating activities		(631)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from additional paid-in capital	850	
Net cash and cash equivalents provided by (used in) financing activities		850
Net increase (decrease) in cash and cash equivalents		219
Cash and cash equivalents at beginning of year		12,656
Cash and cash equivalents at end of year		$ 12,875
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ 850	

The accompanying notes are an integral part of these financial statements.

Herman, Alexis & Co., Inc.
Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Herman, Alexis & Co., Inc. (the "Company") was incorporated in the State of Delaware in February 1994, under the name Herman, Alexis & Co., Inc. The Company changed its name to Solomon, David, Herman, Alexis & Co., Inc. on April 4, 2002. On September 21, 2004, the Company changed the name back to Herman, Alexis & Co., Inc. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, and is registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company primarily sells mutual funds and performs limited consulting services. These services would include mergers and acquisitions and private placements. There are less than ten (10) consulting clients for the year 2004.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Advertising cost are expensed as incurred.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission income is generated from mutual fund trailers. Commission income and expenses are recorded on trade date basis.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche and second tranche have expired. The Company has the remaining options to exercise in the following tranches:

		Exercisable on	Expires on	Exercise Price
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $1,650

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision consists of the following California franchise tax minimum: (See Note 5).

Current provision	$ 800

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 300

The office rent began October 1, 2004. The rent includes incidental use of office equipment at $100 a month. The rent is paid to the majority shareholder's father. This rental agreement is in accordance with the NASD rules for expense sharing arrangement. See Note 5.

Note 5: COMMITMENTS & CONTINGENCIES

The Company owes California state taxes. The income taxes payable of $4,747 includes the $800 minimum California state tax provisions and penalties and interest that has accrued for the back taxes.

In July 2003, the NASD issued an important notice to its members. This notice was concerned with broker/dealers not reflecting on its book all the cost and expenses to operate the business. The NASD became aware that often a third party was paying some of the cost and expenses of a broker/dealer. To remedy this situation, the NASD required its members to enter into an expense-sharing agreements if the circumstances dictated. These agreements require the broker/dealer to include these expenses and liabilities on its books and records even if paid by a third party.

In accordance with the NASD expense-sharing agreement rules, the Company enter into such an arrangement in October 2004. The Company will include storage fee and other incidental use of office equipment as an ongoing $100 a month operating expenses. These expenses are being paid by a related party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R").

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements

Note 7: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company's net capital of $7,074 exceeded the minimum net capital requirement by $2,074; and the Company's ratio of aggregate indebtedness ($5,547) to net capital was 0.78 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 8: **RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $695 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 7,769
Adjustments:		
Haircut on money market	$ (254)	
Accumulated deficit	(441)	
Total adjustments		(695)
Net capital per audited statements		$ 7,074

Herman, Alexis & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital

Common stock	$ 100	
Additional paid-in capital	130,696	
Accumulated deficit	(121,818)	
Total stockholders' equity		$ 8,978
Less: Non-allowable assets		
Securities, not readily marketable	(1,650)	
Total non–allowable assets		(1,650)
Net capital before haircuts		7,328
Less: Haircuts and undue concentration		
Haircut on money market	(254)	
		(254)
Net capital		7,074
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 370	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 2,074
Ratio of aggregate indebtedness to net capital	0.78: 1	

There was a $695 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 8.

See independent auditor's report.

Herman, Alexis & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Herman, Alexis & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Herman, Alexis & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Herman, Alexis & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Herman, Alexis & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Herman, Alexis & Co., Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Herman, Alexis & Co., Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Herman, Alexis & Co., Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 17, 2005